Free Writing Prospectus dated September 21, 2007

Filed Pursuant to Rule 433(d)
Registration Statement No. 333-145845
September 21, 2007

USD 150m tap of Barclays Bank PLC 5.45% USD 2.05bn notes due 12 September 2012

Final Terms & Conditions:

Issuer:	Barclays Bank PLC

Issuer ratings:	Aa1 (Moody’s) / AA (S&P)

Status:	Senior / Unsecured

Legal format:	SEC registered

Tap amount:	USD 150,000,000

Amount after tap:	USD 2,200,000,000

Trade date:	21 September 2007

Settlement date:	26 September 2007

Maturity date:	12 September 2012

Coupon:	5.450%

Interest payment dates:	12 September and 12 March, commencing on 12 March 2008

Coupon calculation:	30/360 unadjusted

Business days:	London and New York

Reoffer level:	CT5+112 bps

Reoffer price:	99.98%

Accrued interest:	USD 317,916.60

Yield:	5.454%

Fees:	N/A

Net proceeds:	USD 150,287,916

Principal redemption:	100%

Sole lead manager:	Barclays Capital

Co-managers:	Citi, Wachovia

Denominations:	USD 100,000 and integral multiples of USD 1,000 in excess thereof

Fungibility:	Yes

CUSIP:	06738G UZ1

ISIN:	US06738GUZ17

Documentation:	To be documented under the Issuer’s USD shelf

This document includes disclosure about Barclays Bank PLC’s debt rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Markets at toll-free

1-888-227-2275 (extension 2663).

Investing in the notes involves risk. You should carefully consider the risks and the other information contained in the prospectus relating to the notes, the 2006 Annual Report on Form 20-F and any other documents incorporated by reference in the prospectus before deciding to invest in the securities. If any of these risks occurs, our business, financial condition, and results of operations could suffer, and the trading price and liquidity of the notes could decline, in which case you could lose some or all of your investment. The notes will not be listed on any exchange. There can be no assurance that an active trading market will develop for the notes and, if such a market were to develop, neither the underwriters nor any other person are required to maintain such a market. There can also be no assurance regarding the ability of holders of the notes to sell their notes or the price at which such holders may be able to sell their notes. If a trading market were to develop, the notes could trade at prices that may be higher or lower than the initial offering price and this may result in a return that is greater or less than the interest rate on the notes, in each case depending on many factors, including, among other things, prevailing interest rates, Barclays Bank PLC’s financial results, any decline in Barclays Bank PLC’s credit-worthiness and the market for similar securities.